UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

(Amendment No. 5)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE SPECTRANETICS CORPORATION
(Name of Subject Company)

THE SPECTRANETICS CORPORATION
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

84760C107
(CUSIP Number of Class of Securities)

Paul Gardon
Senior Vice President - General Counsel
The Spectranetics Corporation
9965 Federal Drive
Colorado Springs, CO 80921
 (719) 447-2000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With a copy to:

Minh Van Ngo, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 8th Avenue
New York, New York 10019
(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2017, as amended and supplemented by Amendment No. 1 filed with the SEC on July 25, 2017, Amendment No. 2 filed with the SEC on July 26, 2017, Amendment No. 3 filed with the SEC on July 27, 2017 and Amendment No. 4 filed with the SEC on July 28, 2017 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by The Spectranetics Corporation, a Delaware corporation (“Spectranetics” or the “Company”). The Schedule 14D-9 relates to the cash tender offer by HealthTech Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent and Koninklijke Philips N.V., a corporation organized under the laws of the Netherlands, with the SEC on July 12, 2017, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Spectranetics (the “Shares”) at a purchase price of $38.50 per Share, net to the seller in cash, without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 12, 2017, and in the related Letter of Transmittal, copies of which were incorporated by reference in the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.  Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraphs immediately preceding the heading “Forward-Looking Statements”:

“Expiration of the Offer

At 12:00 midnight, New York City time, on August 9, 2017 (one minute after 11:59 p.m., New York City time, on August 8, 2017), the Offer expired as scheduled and was not extended.

Purchaser was advised by Wells Fargo Bank, N.A., the depositary for the Offer, that, as of the expiration time of the Offer, a total of 37,685,108 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered into and not properly withdrawn from the Offer, representing approximately 85.5% of the currently outstanding Shares. In addition, Notices of Guaranteed Delivery have been delivered with respect to 2,700,773 Shares, representing approximately 6.1% of the currently outstanding Shares.  The number of Shares tendered into the Offer satisfied the Minimum Condition (as defined in the Offer to Purchase).  All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not properly withdrawn from the Offer.

Following the consummation of the Offer, Spectranetics, Parent and Purchaser intend to complete the acquisition process by effecting the Merger under Section 251(h) of the DGCL, pursuant to which Purchaser will be merged with and into Spectranetics, with Spectranetics continuing as the surviving corporation. At the Effective Time, each Share then outstanding will be converted into the right to receive an amount equal to the Offer Price, net to the holder in cash without interest and less any applicable tax withholding, other than (i) Shares subject to vesting and forfeiture conditions, (ii) Shares owned by the Company as treasury stock or (iii) Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL in connection with the Merger as described above in this Item 8 under the heading “Appraisal Rights”.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

The Spectranetics Corporation

By:	/s/ Paul Gardon
Name: Paul Gardon
Title: Senior Vice President - General Counsel

Dated: August 9, 2017